MANHATTAN MINERALS CORP.
NEWS RELEASE

August 27, 2003	Toronto Stock Exchange
Trading Symbol: MAN

RESOLUTION FROM PERUVIAN MINISTRY OF ENERGY AND MINES -
TAMBOGRANDE PROJECT EIA REVIEW PROCESS

Manhattan Minerals Corp. is pleased to announce that on August 26, 2003, the company received a Resolution from the Director General of Environmental Affairs of the Peruvian Ministry of Energy and Mines. This Resolution (355-2003-EM/DGAA) confirms that between September 26 and September 30, 2003, the Ministry will announce the timing and location of the Public Audiences for the Tambogrande Environmental Impact Assessment (EIA). Peruvian law requires that these audiences, which comprise an important part of the public comment period in the EIA review process, occur 40 days after the formal publication of the dates and locations.

During this 40 day period after the announcement of the time and location of the public audiences and prior to the actual audiences, under established government parameters, a series of public workshops will be conducted in all regions, which may be affected by the project. These workshops are required under the Ministry Resolutions guiding public participation in the EIA review process, and they will convey the results and content of the EIA to communities in the region.

Subsequent to the public comment period, the government will engage in a detailed review of both the Ministry's and the public's comments and observations regarding the Tambogrande EIA, and the company will respond to and make modifications to the project as may be appropriate in the best interests of the community.

The President of Manhattan Minerals, Lawrence Glaser stated, " I know that it is critical that the population of Tambogrande be integrally involved in the process of the review of the EIA, and we look forward towards the opportunity for all stakeholders in the project to participate in the review of this project, and provide constructive consideration through the entire process. It is important that the community have free access to the independent engineering, economic, social, and environmental information included within the EIA, so that all stakeholders can make an informed decision about a project that can provide enormous long term benefits to this region."

For further information please contact,

Lawrence Glaser	H.D. Lee
Chairman, President, CEO	Chief Financial Officer
Tel: (604) 669-3397
www.manhattan-min.com

Note: The Company relies on litigation protection for forward-looking statements.